SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                            COMMISSION FILE NUMBER



                         VIVENDI UNIVERSAL 401(k) PLAN
                               800 Third Avenue
                           New York, New York 10022
             (Full title of the plan and the address of the plan)

                               Vivendi Universal
                            42, avenue de Friedland
                         75380 Paris Cedex 08, France
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                             REQUIRED INFORMATION


1.        Not Applicable.

2.        Not Applicable.

3.        Not Applicable.

4. The Vivendi Universal 401(k) Plan (the "Vivendi Universal Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Vivendi Universal Plan for the fiscal year ended December 31, 2003 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS

1. Financial statements of the Vivendi Universal Plan for the fiscal year ended December 31, 2003 prepared in accordance with the financial reporting requirements of ERISA.

2.        Consent of McGladrey & Pullen, LLP, independent accountants.

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                         VIVENDI UNIVERSAL 401(k) PLAN


                                         By    /s/ Robert Greenberg
                                               --------------------------------
                                               Robert Greenberg
                                               Senior Vice President - Global
                                               Compensation and Benefits,
                                               Vivendi Universal US Holding Co.


Date:  July 9, 2004

                                                                     Exhibit 1


                         VIVENDI UNIVERSAL 401(k) PLAN

                             FINANCIAL STATEMENTS

                               DECEMBER 31, 2003

CONTENTS


-------------------------------------------------------------------------------
Independent Auditor's Report                                                  1
-------------------------------------------------------------------------------


Statements of Net Assets Available for Benefits                               2

Statement of Changes in Net Assets Available for Benefits                     3

Notes to Financial Statements                                            4 - 11

-------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
Vivendi Universal 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of Vivendi Universal 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Vivendi Universal 401(k) Plan as of December 31, 2003 and 2002, and the changes in its financial status for the year ended December 31, 2003 in conformity with United States generally accepted accounting principles.




New York, New York                              /s/ McGladrey & Pullen, LLP
June 23, 2004                                   ---------------------------









McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

VIVENDI UNIVERSAL 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                  2003                 2002
-------------------------------------------------------------------------------

Net assets held in trust by Vanguard
Fiduciary Trust Company (Note 7)              $ 454,496,869      $ 373,446,560
                                             ----------------------------------
Contribution receivable:
Employer                                              4,271                  -
Participants                                         11,005                  -
                                             ----------------------------------
                                                     15,276                  -
                                             ----------------------------------
Net Assets Available for Benefits             $ 454,512,145      $ 373,446,560
                                             ==================================


See Notes to Financial Statements.

VIVENDI UNIVERSAL 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003


--------------------------------------------------------------------------------

Additions in net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments (Note 7)         $   60,193,197
  Interest and dividend income                                       11,632,525
                                                                 ---------------
                                                                     71,825,722
                                                                 ---------------
 Contributions:
  Participating employees                                            32,160,577
  Participating companies                                            11,495,862
                                                                 ---------------
                                                                     43,656,439
                                                                 ---------------
 Transfer of assets from affiliated plans (Note 2)                      190,193
 Other additions                                                        327,274

                                                                 ---------------
               Total additions                                      115,999,628
                                                                 ---------------

Deductions from net assets attributed to:
 Benefits paid                                                      (34,934,043)

                                                                 ---------------
               Total deductions                                     (34,934,043)
                                                                 ---------------

               Net increase in net assets available for benefits     81,065,585
                                                                 ---------------
Net assets available for benefits:
 Beginning of year                                                  373,446,560
                                                                 ---------------
 End of year                                                     $  454,512,145
                                                                 ===============


See Notes to Financial Statements.

VIVENDI UNIVERSAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1.  DESCRIPTION

The following brief description of Vivendi Universal 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General: The Plan is a defined contribution plan established as of August 1, 1985 by Joseph E. Seagram, & Sons, Inc. (the "Company") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan was administered by Joseph E. Seagram & Sons, Inc. through an Administrative Committee appointed by the Board of Directors of the Company. Effective October 15, 2001, the sponsorship and administration of the Plan was assigned to Vivendi Universal US Holding Co. ("VU"). VU sponsors and administers the Plan through an Administrative Committee appointed by the Board of Directors of VU.

Eligibility: The Plan covers all employees of VU and certain of its United States subsidiaries (collectively, the "Participating Companies") except for the following:

     o Employees covered by a collective bargaining agreement (unless the agreement provides for membership in the 401(k) Plan).

     o Employees classified as an independent contractor by VU and employment taxes are not withheld from their compensation.

     o    Employees classified as a leased employee by VU.

     o Non-resident aliens who receive no earned income from VU, which constitutes income from sources within the United States as defined in the Internal Revenue Code (with the exemption of certain grandfathered employees).

Contributions: Each participant's account is credited with the participant's contribution and the company's matching contribution. Plan earnings are allocated based on participant account balances, as defined. Non-highly compensated employees, as defined by the Plan, may elect to contribute to their pre-tax accounts on a pre-tax basis ("Pre-Tax Contributions") and/or to their after-tax accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual salary (as defined in the Plan), in multiples of 1%, in any combination. Highly compensated employees, as defined by the Plan may contribute up to 17% in the aggregate to their pre-tax and after-tax accounts with a limit of 10% of their pre-tax account. Pre-tax contributions and after-tax contributions are subject to limitations imposed by federal laws for qualified retirement plans.

The Plan provides for matching contributions by the Participating Companies payable to the participants' company match accounts. The Participating Companies matching contribution is equal to 60% of the first 6% of the Participants' pre-tax and after-tax contributions made during each payroll period. The Participating Companies contributions are subject to limitations imposed by federal laws for qualified retirement plans.

Participants may elect to have their contributions and matching contributions invested in a variety of investment funds. Investment elections or contributions rate changes can be changed on any business day and must be made in increments of 1%.

The Plan in its discretion, will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

The Participating Companies may make discretionary contributions in an amount to be determined by them. The Participating Companies have not made discretionary contributions since the inception of the Plan.

Vesting: A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan) or death. Upon termination of employment for any other reason, a participant's vests in the funds held in his or her company match account in accordance with the following vesting schedule:

             YEARS OF SERVICE             VESTED PERCENTAGE
-----------------------------------------------------------------------
               Less than 1                        0%
       At least 1, but less than 2               20%
       At least 2, but less than 3               40%
       At least 3, but less than 4               60%
       At least 4, but less than 5               80%
                5 or more                        100%

Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in his or her company match account, the nonvested portion of the participant's company match account shall be forfeited. Any account forfeited shall be applied to reduce the Participating Companies' contributions in accordance with the terms of the Plan. Any amount forfeited shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election.

Forfeitures: The nonvested interest of terminated participants serves to reduce Participating Company contributions in accordance with the terms of the Plan. The Participating Companies used approximately $996,000 in forfeitures to offset their contributions during the year ended December 31, 2003.

Payment of Benefits: Upon termination of employment, after the attainment of age 60 or for reason of disability or death, the participant or his or her beneficiary shall receive the value of his or her accounts. However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her accounts. Benefits are recorded when paid.

In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount of such participants' vested interest in the Plan is entitled to continue to receive investment income and losses and is held by the Trustee until the date of distribution as elected by the participants. Prior to termination of employment, the participant may withdraw amounts from the participant's accounts in accordance with the provisions of the Plan.

Loans to Participants: A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the vested portion of the participant's accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that primary residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. Applications for loans must be approved by Vanguard Fiduciary Trust Company, the plan trustee ("Trustee"). The amounts borrowed are transferred from the investment funds in which the participant's accounts are currently invested. Repayment and interest thereon are credited to the participant's current investment funds through payroll deductions made each pay period. The interest rate for loans is based on the prime rate on the first business day of the month in which the loan is made plus one percentage point.

NOTE 2.   SIGNIFICANT PLAN CHANGES

Effective January 1, 2002, Vivendi Universal US Holding Co. changed the name and amended the Joseph E. Seagram & Sons, Inc. Master Trust Agreement and changed the Plan name from The Seagram 401(k) Plan to Vivendi Universal 401(k) Plan. As a result of the plan name change, any prior reference to "Seagram" was changed to "Vivendi Universal" effective January 1, 2002.

In December 2001, Seagram's wines and spirits division was acquired by Diageo S.A. and Pernod Ricard PLC. Hence, most of the participants' net assets from the acquired division were transferred out from the Plan on February 19, 2002.

Effective March 28, 2002, Vivendi Universal 401(k) Plan - Universal Employees, Vivendi Universal 401(k) Plan - Uni Employees, and Vivendi Universal 401(k) Plan - Deferred Savings and Investment Plan for Employees (the "Polygram Plan") were merged into Vivendi Universal 401(k) Plan.

On March 28, 2002, Vivendi Universal 401(k) Plan changed its trustee and recordkeeper from Bank of New York and Hewitt Associates to Vanguard Fiduciary Trust Company.

Effective May 1, 2002, the Interscope Records 401(k) Plan was merged into Vivendi Universal 401(k) Plan. On June 1, 2002, the assets of Vivendi Universal 401(k) Plan II were added to the Master Trust. Effective December 31, 2002, Vivendi Universal 401(k) Plan II merged into Vivendi Universal 401(k) Plan.

On October 8, 2003 Vivendi Universal, S.A. entered into a Business Combination Agreement ("BCA") by and among General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc. and Universal Studio Holding III Corp. (collectively, the "Parties") to form NBC Universal ("Joint Venture"). On May 11, 2004 ("Closing Date"), the parties closed the transactions contemplated by the BCA. As a result of such transactions, Vivendi Universal Entertainment LLLP employees who were actively employed as of the Closing Date became fully vested in their account balances and eligible to receive distributions of their accounts balances.

Detail of asset transfers in and out of the Plan during the year ended December 31, 2002 was as follows:

Total net assets transferred-in from:
  Vivendi Universal 401 (k) - Uni Employees                         $    401,325
  Vivendi Universal 401 (k) - Universal Employees                    346,045,494
  Vivendi Universal 401 (k) - Deferred Savings
  and Investment Plan for Employees                                   52,658,427
  Vivendi Universal 401 (k) Plan II                                   41,218,331
  Interscope 401 (k) Plan                                              2,543,468
                                                                 ---------------
                                                                     442,867,045
                                                                 ---------------
Total net assets transferred-out to:
  Diageo S.A./Pernod Ricard PLC                                                -
                                                                 ---------------
NET ASSET TRANSFERS                                                 $442,867,045
                                                                 ===============


NOTE 3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in the preparation of the financial statements of the Plan conform with accounting principles generally accepted in the United States of America. The more significant accounting policies are:

Basis of Accounting: The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition: The assets are held in trust by Trustee in the Vivendi Universal US Holding Co. Master Trust Agreement (Master Trust), amended and restated on January 1, 2002, which also includes assets of the 401(k) plans of Vivendi Universal's affiliates, Vivendi Universal Entertainment LLLP, Spencer Gifts Inc., Vivendi Universal Games, Inc., and MP3.com.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net asset value of shares held by the Plan at year-end; and the Vivendi Universal ADSs are stated at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Purchases and sales of securities are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate.

Payment of Benefits: Benefits are recorded when paid.

NOTE 4.   TAX STATUS OF PLAN

The Internal Revenue Service has ruled by a letter dated September 10, 2002 that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code, as amended. So long as the Plan continues to be so qualified, it is not subject to Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5.   RELATED PARTY TRANSACTIONS

Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees, are paid by VU, and personnel and facilities of VU are used by the Plan at no charge.

NOTE 6.   PLAN TERMINATION

Although it has not expressed an intent to do so, the Board of Directors of VU has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In case of termination, the rights of participants to their accounts shall be fully vested as of the date of termination.

During 2004, the Plan had a partial termination due to the sale of a subsidiary of VU. The details of this transaction are discussed in Note 2.

NOTE 7.   ASSETS HELD IN TRUST

The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. Net Assets held in the Master Trust for Vivendi Universal US Holding Co. as of December 31, 2003 and 2002 were as follows:

                                                        2003            2002
                                                   -----------------------------
ASSETS
Investments held in trust at fair valued determined by
quoted market prices:
Stable income fund
Vanguard retirement savings trust*             $ 114,730,572     $ 114,767,339
Bond fund
PIMCO total return fund, class A shares*          77,846,563        79,554,475
S&P 500 index fund
Vanguard 500 Index*                              122,466,442        93,164,861
Managed equity fund
Vanguard value index fund*                        46,032,509        32,572,758
Growth equity fund
Vanguard growth index fund*                       41,264,474        28,762,827
Vivendi Universal stock fund
Vivendi Universal ADSs                            15,359,666        10,370,846
Dreyfus small company value fund
Berger small company value fund*                  39,678,131        27,857,496
Morgan Stanley Instit. International
Morgan Stanley Instit. International              23,226,049        16,815,317
Dresdner global technology fund
Dresdner RCM global technology fund               10,168,164         4,538,911
Loans to participants                              6,544,012         7,782,487
                                              ---------------------------------
        TOTAL INVESTMENTS                      $ 497,316,582     $ 416,187,317
                                              =================================

*Represents greater than 5% of net assets

The Plan's interest in the Master Trust's net assets as of December 31, 2003 and 2002 was 91.39% and 89.73%, respectively.

The Vivendi Universal Stock Fund held in the Master Trust consist of the following classification of assets and liabilities as of December 31, 2003



Vivendi Universal ADSs                             $ 15,247,816
Collective short term investment fund                    75,982
Receivables:
 Income receivable                                           30
 Accounts receivable                                     45,267
                                                  --------------
  Total assets                                       15,369,095
                                                  --------------

Liabilities:
 Accounts payable                                        (5,930)
 Accrued trustee fee                                     (3,499)
                                                  --------------
  Total liabilities                                      (9,429)
                                                  --------------

  Vivendi Universal Stock Fund net asset value     $ 15,359,666
                                                  ==============

NOTE 8.   INVESTMENT INCOME FROM MASTER TRUST

Investments held in trust are maintained at fair values determined by quoted market prices. The Plan's interest in the appreciation in fair value and other income for the year ended December 31, 2003 was as follows:


Berger SmCap V Fund-Investor                              $  8,971,825
Dresdner RCM Global Tech                                     3,033,624
MSIFT - International Equity Portfolio Class B               4,554,584
PIMCO Total Return                                             280,677
Vanguard 500 Index                                          22,418,141
Vanguard Growth Index                                        6,080,051
Vanguard Retirement Savings Trust                                    -
Vanguard Value Index                                         9,617,673
Vivendi Universal Stock Fund                                 5,236,622
                                                        ---------------
Investment gains (net of investment losses)                 60,193,197

Interest and dividends                                      11,632,525
                                                        ---------------

     INVESTMENT INCOME                                    $ 71,825,722
                                                        ===============


Investment Income for the Master Trust is as follows:


Berger SmCap V Fund-Investor                              $ 10,370,121
Dresdner RCM Global Tech                                     3,354,982
MSIFT - International Equity Portfolio Class B               5,283,231
PIMCO Total Return                                             366,219
Vanguard 500 Index                                          25,363,418
Vanguard Growth Index                                        7,906,115
Vanguard Value Index                                        10,157,691
Vivendi Universal Stock Fund                                 5,321,533
                                                        ---------------
Investment gains (net of investment losses)                 68,123,310

Interest and dividends                                      12,547,811
                                                        ---------------

     INVESTMENT INCOME                                    $ 80,671,121
                                                        ===============

                                                                       Exhibit 2



                      CONSENT OF INDEPENDENT ACCOUNTANTS

                           Vivendi Universal, S.A.
                        Vivendi Universal 401 (k) Plan



We hereby consent to the incorporation by reference of our report dated June 23, 2004 which appears in your Annual Report on Form 11-K of Vivendi Universal
401 (k) Plan for the fiscal year ended December 31, 2003.





McGladrey & Pullen, LLP                        /s/ McGladrey & Pullen, LLP
New York, NY                                   ---------------------------
July 12, 2004

                                                                     Exhibit 3



                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350
     AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

     In connection with the Annual Report on Form 11-K of the Vivendi Universal 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 28, 2004                    By:  /s/ Jean-Rene Fourtou
                                              ---------------------------------
                                                  Jean-Rene Fourtou
                                                  Chief Executive Officer


Dated:  June 28, 2004                    By:  /s/ Jacques Espinasse
                                              ---------------------------------
                                                  Jacques Espinasse
                                                  Chief Financial Officer



*The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose. A signed original of this written statement required by Section 906 has been provided to Vivendi Universal S.A. and will be retained by Vivendi Universal S.A. and furnished to the Securities and Exchange Commission or its staff upon request.